February 22, 2024

Via Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valeria Franks and Rufus Decker

Re: Nathan's Famous, Inc.

Form 10-K for the Fiscal Year Ended March 26, 2023

File No. 001-35962

Dear Ms. Franks and Mr. Decker:

Nathan's Famous, Inc. (“we, “us”, “our”, or the “Company”) respectfully submits the following responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 14, 2024 regarding the Company's Annual Report on Form 10-K for the fiscal year ended March 26, 2023 (the “Form 10-K”), which was filed with the Commission on June 8, 2023.

For ease of reference, the Staff’s comments are included in italics below, followed in each case by the Company’s response.

Form 10-K for the Fiscal Year Ended March 26, 2023

Consolidated Financial Statements

Consolidated Statements of Earnings, page F-4

1.	Please revise the titles used for the sales and total sales line items presented throughout your filings to better describe what they represent and distinguish them from being confused with revenues and total revenues, which are also presented throughout your filings. For example, Rule 5-03.1 of Regulation S-X uses sales of tangible products for distinguishing language.

Response: The Company respectfully acknowledges the Staff’s comment. We intend to (i) replace the caption “Sales” on our Consolidated Statements of Earnings with two distinct captions titled “Branded Products" and “Company-owned restaurants”, as appropriate and (ii) remove the reference to “Total sales” in Footnote B on page F-20 in our Notes to Consolidated Financial Statements included in our Form 10-K and elsewhere in our filings, in future filings with the Commission.

2.	Please remove dividends declared per share from your statements of earnings and statements of cash flows and instead present this information in your statements of stockholders' deficit and/or footnotes. Similarly revise your Forms 10-Q. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-10532.

Response: The Company respectfully acknowledges the Staff’s comment. We intend to remove dividends declared per share from the Company's statements of earnings and statements of cash flows and present this information in the Company's statements of stockholders' deficit and/or footnotes in future filings with the Commission.

General

3.	Please tell us how you met the requirements for not furnishing your June 8, 2023 earnings release titled, "Nathan's Famous, Inc. Reports Year End and Fourth Quarter Results," in an Item 2.02 Form 8-K. For example, most of the earnings information for the thirteen weeks ended March 26, 2023 does not appear to have been previously disclosed in a Form 10-K, Form 10-Q or Item 2.02 Form 8-K.

Response: The Company respectfully acknowledges the Staff’s comment. We intend to furnish future earnings releases in an Item 2.02 Form 8-K.

We thank the Commission for its attention to this matter and its consideration of this response. If you have any questions or if there is any additional information that we can provide to assist the Staff in its review, please feel free to contact me at 516-338-8500, ext. 229, or via email at rsteinberg@nathansfamous.com.

Very truly yours,

/s/ Robert Steinberg

Robert Steinberg
Vice President,
Chief Financial Officer, Treasurer and Secretary

cc:	Eric Gatoff, Chief Executive Officer

Wayne Wald, Akerman LLP

Palash Pandya, Akerman LLP

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